

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

March 24, 2010

By facsimile to (561) 627-8768 and U.S. Mail

Mr. Steven E. Nielsen
President and Chief Executive Officer
Dycom Industries, Inc.
11770 U.S. Highway 1, Suite 101
Palm Beach Gardens, Florida 33408

Re: Dycom Industries, Inc.
       Annual Report on Form 10-K for the fiscal year ended July 25, 2009
       Definitive Proxy Statement on Schedule 14A filed October 27, 2009
       File No. 1-10613

Dear Mr. Nielsen:

       We reviewed the March 18, 2010 supplemental response to our February 22, 2010 comment letter and have the comment below.

<u>January 23, 2010 10-Q</u>

<u>Exhibit 10.1</u>

1.   Refer to prior comment 4. It does not appear that you filed Schedule 5.18 to the exhibit. Please advise.

<u>Closing</u>

       As appropriate, please respond to the comment within 10 business days or tell us when you will provide us a response. Please furnish a letter that keys your response to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing the response to our comment.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in its filings.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748 if you have questions regarding our comments.

Very truly yours,

Pamela A. Long
Assistance Director